FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, March 02, 2016

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:                          Relevant Information Communication

Dear Sirs:

Hereby we inform as a Relevant Information Communication that under the powers delegated on its Board of Directors which was held on January 29th 2016, the President has determined to hold the Annual Shareholder Meeting on March 29, 2016, in the Company’s head office located at Av. Petit Thouars N° 4957, Miraflores, at 3:30p.m., with the following agenda:

1.	Approval of Annual Report, Approval of Annual Corporate Governance Report and Audited Individual and Consolidated Financial Statements for Fiscal Year 2015
2.	Application of Profits of Fiscal Year 2015
3.	Precision and Ratification of the Dividend Policy
4.	Board Meeting Attendance Fees
5.	Appointment of External Auditors for Fiscal Year 2016
6.	Adjustments of the Regulations for Shareholder Meetings

Moreover, the Motions, the Audited Individual and Consolidated Financial Statements for 2015 by Gaveglio, Aparicio y Asociados S. Civil de R.L., Price Waterhouse Coopers representative, the Annual Report Draft as well as the Corporate Governance Annual Report for Fiscal Year 2015 and the Shareholder Meetings Regulations including the proposed adjustments,  are available on the Superintendencia del Mercado de Valores (www.smv.gob.pe), the Lima Stock Exchange (www.bvl.com.pe), and on the company’s web page, in Spanish and English, (www.granaymontero.com.pe), specifically in the Investor Relations section, under the “Corporate Governance” and “Reports” subdivisions. In here you will also find the Power of Attorney letter which can be received in our offices, or through an email in a PDF format to the following email addresses: cdrago@gym.com.pe and/or aferrucci@gym.com.pe.

We also inform that the announcement for the Annual Mandatory Shareholder Meeting will be published in “El Comercio” newspaper, as well as in the official newspaper “El Peruano” on March 3rd, 2016.

Please note that we are available to answer any questions about the particular, at the following phone number 51-1-2136597, or at the Company’s Offices located at Av. Paseo de la República N° 4675, Surquillo, from Monday to Friday between 9:00 and 12:00 and 4:00 to 6:00 pm through our executives Dennis Gray, Investor Relations Officer and Claudia Drago, Chief Legal and Corporate Affairs Officer.

Sincerely,

____________________
/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

ANNUAL MANDATORY SHAREHOLDERS MEETING
March 29, 2016

MOTION 1

Approval of Annual Report, Approval of Annual Corporate Governance Report and Audited Individual and Consolidated Financial Statements for Fiscal Year 2015

Whereas:

As provided in the General Corporations Law, the Annual Report and the Audited Individual and Consolidated Financial Statements Gaveglio Aparicio y Asociados S. Civil de R. L., representative of Price Waterhouse Coopers, for Fiscal Year 2015, are hereby submitted for consideration by the Shareholders Assembly.

Furthermore, as provided in Article 9.4 of the Board of Directors Regulations, the Board of Directors approved the Corporate Governance Annual Report for year 2015, as required by SMV Resolution Nº 012-2014-SMV/01 of the National Supervisory Commission of Companies and Securities, to be submitted for consideration by the Shareholders Assembly.

Motion:

Approve the Annual Report, the Corporate Governance Annual Report and the Audited Individual and Consolidated Financial Statements for Fiscal Year 2015.

MOTION 2

Application of Profits of Fiscal Year 2015

Whereas:

According to the audited Financial Statements of the company for Fiscal Year 2015, the Company has generated during such period net profits for S/ 88’152,815.14 (Eighty-Eight million one hundred fifty two thousand eight hundred fifteen and 14/100 Soles).

Actually the legal reserve is at the maximum required by the Article 229 of the General Corporations Law.

Pursuant to the dividend policy, which allows distributing 30% to 40% of profits, allocating 35%, that is, the amount of S/ 30’853,485.30 (Thirty million eight hundred fifty three thousand four hundred eighty-five and 30/100 Soles) of the distributable profit is proposed to be distributed as dividends.

Therefore, the Shareholders Assembly should consider the motion submitted by the Board of Directors, which is transcribed below:

Motion:

Aprove to:

a.	Distribute amount of S/ 30’853,485.30 (Thirty million eight hundred fifty three thousand four hundred eighty-five and 30/100 Soles) as Dividends. Therefore, the factor of 0.046743895, over a total of 660,053,790 shares, S/ 1.00 par value to determine the amount distributable as cash dividends to holders of common share for each share held by them on the Registration date shall apply. For calculation purposes, each ADS represents five (5) shares.
b.	Set April 21, 2016, as Registration Date, and April 28, 2016, as dividend Delivery Date.

MOTION 3

Precision and Ratification of the
Dividend Policy

Whereas :
The company´s Dividend Policy was approved at the Annual Mandatory Shareholders meeting of March, 26th, 2013. However, the SMV (Superintendencia del Mercado de Valores) has released some precisions related to Dividend Policies; making it necessary to include them to our current policy.

Motion:

Ratify the company´s Dividend Policy, approved on March 26th, 2013 and include a new paragraph in order to fulfill the SMV requirements as described below:

 “Dividend Policy: The company will distribute between 30% and 40% of the net profit from the preceding year. The profit will be calculated on the basis of the results of the Consolidated Financial Statements subject to which the Financial Statements of Graña y Montero S.A.A. individually, submit sufficient results to cover that amount; in case the amounts of these financial statements are not sufficient, the company shall distribute only up to the limit of the latter. There will not be advance dividends.”

MOTION 4

Board Meeting Attendance Fees

Whereas:

Pursuant to Article 114 of the General Corporations Law, remuneration of the Board of Directors is to be set at the Regular Shareholders Meeting.

Motion:

In connection with year 2015, the Shareholders are advised that the additional attendance fee, calculated according to the formula approved at the Regular Shareholders Meeting of March 31, 2008, is S/ 30,853.49 for each Director.  The total remuneration received by the Board of Directors for Fiscal Year 2015 account for 1.5379% of net profits and 0.0173% of net sales.

In connection with year 2016, this Motion proposes that each Director be paid S/ 7,000.00 (Seven Thousand and 00/100 Soles) for attending each Board of Directors Meeting and S/ 3,500.00 for attending each meeting of Committees of the Board of Directors and that the Additional Meeting Attendance Fee be set on the basis of the formula approved at the Regular Shareholders Meeting of March 31, 2008.

MOTION 5
Appointment of External Auditors
for Fiscal Year 2016

Whereas:

Pursuant to Article 114 of the General Corporations Law, the external auditors of the company must be appointed by or delegated on the Board of Directors, as resolved at the Regular Shareholders Meeting.

Motion:

The Shareholders are proposed to elect as External Auditors for Fiscal Year 2016 the firm Gaveglio Aparicio y Asociados S. Civil de R. L.s, representative of Price Waterhouse Coopers, as recommended by the Audit and Process Committee.

MOCION  6

Adjustments of the Regulations for Shareholder Meetings

Whereas:

The Mandatory Annual Shareholders meeting dated March 31, 2005, approved the Regulations for Shareholder Meetings, and considering that the company believes in constantly improving its practices; the Board proposes adjustments to the Regulations for Shareholder Meetings as detailed in this motion

Motion:

Motion:

-	Upgrade the term CONASEV which is mentioned throughout the Regulations for Superintendencia del Mercado de Valores.
-	Modify the Board of Directors body which is responsible for evaluating the degree of application of the Regulations of the Shareholders Meeting and its proper functioning, such allocation falling in the Audit and Processes Committee.
-	Amend paragraph 6.1 for the specific case of corporate operations that may affect the right of non-dilution of shareholders, the Board will make available to shareholders relevant reports that address these issues in particular.
-	The amendment of section 13.1 and the inclusion of paragraph 4 of Article 26 so that the possibility of a separate vote on matters that are substantially independent is collected.
-	Modify paragraph 5 of the 17 clause in order to establish that the powers of representation submitted by shareholder at Shareholders Meetings, in favor of any member of the Board or any senior management member must not represent more than 51% of the votes excluding those proxies given by self-owned companies or companies from their relatives by consanguinity or affinity.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative

Date: March 02, 2016